                                             Filed Pursuant to Rule 424(b)(4)
                                             Registration No. 333-58144

PROSPECTUS

                                GLOBALNET, INC.

                        6,975,000 SHARES OF COMMON STOCK

                               ($.001 PAR VALUE)

     This prospectus relates to the resale by selling securityholders of an aggregate of 6,975,000 shares of our common stock consisting of:

     - 1,065,428 shares of our common stock sold by us to the selling securityholders in private placement transactions,

     - 1,909,572 shares of our common stock issuable by us to the selling securityholders upon exercise by them of the issued and outstanding warrants and,

     - up to 4,000,000 shares of our common stock issuable by us to a selling securityholder upon conversion by it of an issued and outstanding convertible note.

     The methods of sale of the common stock offered hereby are described under the heading "Plan of Distribution" on page 22. Except with respect to the exercise of the outstanding warrants during the exercise period, we will receive none of the proceeds from the sale of any of the common stock to which this prospectus relates. To the extent that Crescent International may, from time to time, convert our convertible note purchased by it into shares of our common stock, the principal amount of the convertible note will be reduced by the amount of the convertible note so converted, and we thus will be relieved of our debt repayment obligations under the convertible note. Except for brokerage expenses, fees, discounts and commissions, which will all be paid by the selling securityholders, we will pay all expenses incurred in connection with the offering described in this prospectus.

     The prices at which the selling securityholders may sell the shares of common stock that are part of this offering will be determined by the prevailing market price for the shares at the time the shares are sold, a price related to the prevailing market price, at negotiated prices or prices determined, from time to time by the selling securityholders.

     Our common stock is listed on the NASDAQ Small Cap Market (Symbol: GBNE). On June 8, 2001, the closing price of the shares was $0.93 per share.

     THE SHARES OF OUR COMMON STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                         Prospectus dated July 9, 2001

                               TABLE OF CONTENTS

THE OFFERING................................................    3
THE COMPANY.................................................    4
RISK FACTORS................................................    5
WHERE YOU CAN FIND MORE INFORMATION.........................   11
FORWARD-LOOKING INFORMATION.................................   12
RECENTLY ISSUED SECURITIES..................................   12
MARKET PRICES OF GLOBALNET COMMON STOCK.....................   16
USE OF PROCEEDS AND EXPENSES OF THE OFFERING................   17
SELLING SECURITYHOLDERS.....................................   17
DESCRIPTION OF GLOBALNET COMMON STOCK.......................   20
PLAN OF DISTRIBUTION........................................   22
LEGAL MATTERS...............................................   24
EXPERTS.....................................................   24

                                  THE OFFERING

     The registration statement of which this prospectus is a part, relates to the resale of shares of our common stock issued and issuable to Crescent International, Ltd., the resale of shares of our common stock issuable to J.P. Carey Securities, Inc., the resale of shares of our common stock issuable to Avondale Capital Partners, the resale of shares of our common stock issuable to Ladenburg Thalmann & Co., and the resale of shares of our common stock issued to Roberto Garza. Specifically, the shares of our common stock included in this offering consist of:

     - 865,428 shares of common stock previously issued to and purchased by Crescent International, consisting of:

        - 500,000 shares of our common stock issued to and purchased by Crescent International on February 19, 2001 pursuant to a subscription agreement between us and Crescent International, and

        - 365,428 shares of our common stock issued to and purchased by Crescent International on April 9, 2001 pursuant to a securities purchase agreement between us and Crescent International.

     - up to 4,000,000 shares of our common stock issuable to Crescent International upon conversion of our convertible note issued to Crescent International on April 9, 2001 pursuant to a securities purchase agreement, assuming a minimum conversion price of $0.50 per share;

        - Crescent International may convert the note in whole or in part at a conversion price equal to the lower of $0.8645 and 94% of the average of the lowest three consecutive bid prices for our common stock for the 22 trading day period preceding a conversion date. However, we have the right to reject any conversion if the average bid price of our common stock during the seven trading days preceding the delivery date of Crescent International's conversion notice is less than $0.50 per share. This right expires 120 days after it is first exercised by us.

     - 877,026 shares of our common stock issuable upon exercise of an incentive warrant, exercisable at $1.0221 per share, issued to Crescent International on April 9, 2001;

     - up to 757,546 shares of our common stock issuable upon exercise of a protective warrant (which is exercisable only if the per share price of our common stock on the date the registration statement of which this prospectus is a part becomes effective is lower than $0.6841) issued to Crescent International;

     - 200,000 shares of our common stock issued to and purchased by Roberto Garza on March 21, 2001 pursuant to a subscription agreement between us and Roberto Garza;

     - 200,000 shares of our common stock issuable upon exercise of a warrant, having an exercise price of $1.00 per share, issued to Ladenburg Thalmann on April 4, 2001;

     - 65,000 shares of our common stock issuable upon exercise of a warrant, having an exercise price of $1.20 per share, issued to J.P. Carey Securities on March 9, 2001; and

     - 10,000 shares of our common stock issuable upon exercise of a warrant, having an exercise price of $1.20 per share, issued to Avondale Capital Partners on March 9, 2001.

     Had Crescent International exercised its warrants and converted the convertible note on June 8, 2001, Crescent International would have received 2,580,942 shares of our common stock, and been able to offer for resale a total of 3,446,370 shares of our common stock (including the 865,428 of our common stock currently held by Crescent International). As of the same date, provided Crescent International exercised the incentive warrant to the extent permitted by the 9.9% limitation described below, we would have received an aggregate amount of $2,971,669 from Crescent International in connection with its purchase of our common stock, its purchase of the convertible note, and its exercise of a portion of the incentive warrant. Under the terms of our securities purchase agreement with Crescent International, the number of shares to be purchased by Crescent International or to be obtained upon exercise of warrants or conversion of the convertible note held by

Crescent International cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent International, would result in Crescent International owning more than 9.9% of our outstanding common stock at any given point of time. See "Recently Issued Securities" on page 12.

     None of the selling securityholders are officers, directors or affiliates of the Company, and no officer or director of the Company is related to, or has any business relationship with, any selling securityholder.

     J.P. Carey Securities and Ladenburg Thalmann are each registered broker dealers and, with respect to the shares of our common stock which they may sell pursuant to this prospectus, each may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended.

                                  THE COMPANY

ORGANIZATIONAL HISTORY

     We originally were formed in 1996 as DTA Communications Network, LLC which offered telecommunications services. GlobalNet, Inc. was formed on May 30, 2000 as a result of a "reverse merger" transaction, whereby GlobalNet International, Inc. (formerly, DTA Communications Network, LLC) merged with and into a subsidiary of Rich Earth, Inc. pursuant to an agreement and plan of merger, whereby 20,000,000 shares of Rich Earth common stock were issued in exchange for 100% of the common stock of GlobalNet International in a transaction accounted for as a reverse acquisition of Rich Earth by GlobalNet International. Prior to the reverse merger, Rich Earth was a non-operating public shell corporation with nominal assets. Following the reverse merger, the management of GlobalNet International controlled the merged company and the principal shareholders of GlobalNet International became principal shareholders of the merged company. Following the closing of the reverse merger, Rich Earth changed its name to GlobalNet, Inc. As a result of the reverse merger transaction, GlobalNet International continued as an operating entity and as a wholly-owned subsidiary of GlobalNet, Inc., and the historical financial statements of GlobalNet, Inc. replaced those of Rich Earth.

COMPANY OVERVIEW

     GlobalNet provides international voice, data and Internet services over a private, managed Internet Protocol (IP) network to international carriers and other communication service providers in the United States and Latin America. GlobalNet's mission is to become the premier provider of high quality, competitively priced IP based voice, fax, and data services to Internet Service Providers (ISPs), Postal Telecommunications and Telegraph Providers (PTT's), and other Telecommunications Services Providers (TSPs) serving the Small -- Medium Enterprise (SME) Market in Latin America.

     GlobalNet was formed in 1996 to capitalize on the growth of the Internet Protocol as a communications transport medium for IP Telephony and other enhanced services. To date, the Company has focused primarily on wholesaling international voice and facsimile communications services between the United States and Latin American countries, predominately Mexico. GlobalNet has been successful in establishing and maintaining relationships with Tier 1 and Tier 2 carriers as a result of its ability to procure consistent sources of supply in the capacity constrained telecommunications corridors linking Latin America and the United States. This has been accomplished through the development of partnerships with several Latin American telecommunications companies. Leveraging these relationships, the Company has grown its revenues from $793,000 in 1997 to $78.1 million in 2000, an annualized compound growth rate of over 350%.

     We are a Nevada corporation and maintain our executive offices at 1919 South Highland Avenue, Suite 125-D, Lombard, Illinois 60148. Our telephone number is (630) 652-1300.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in shares of our common stock. Any investment in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our operations and business.

     If we do not successfully address any of the risks described below, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline and you may lose all or part of your investment. We cannot assure you that we will successfully address these risks.

WE HAVE A RELATIVELY LIMITED OPERATING HISTORY UPON WHICH TO BASE YOUR INVESTMENT DECISION, AND YOU MAY INACCURATELY ASSESS OUR PROSPECTS FOR SUCCESS.

     We were formed in 1996 as DTA Communications Network, LLC which offered telecommunications services. In May 2000, we became GlobalNet, Inc. after a reverse merger with Rich Earth, Inc. Due to our limited operating history, it is difficult for us to predict future results of operations. Moreover, we cannot be sure that we have accurately identified all of the risks to our business, especially because we use new, and in many cases, unproven technologies and provide new services. As a result, our past results and rates of growth may not be a meaningful indicator of our future results of operations. Also, our assessment of our prospects for our success may prove inaccurate.

WE HAVE A HISTORY OF OPERATING LOSSES, ANTICIPATE INCURRING LOSSES FOR THE FORESEEABLE FUTURE AND MAY NEVER BECOME PROFITABLE.

     For each of the fiscal years ending December 31, 2000, 1999 and 1998, we had operating losses of approximately $10,647,000, $2,536,000 and $111,000, respectively. For each of the quarterly periods ending March 31, 2001 and 2000, we had operating losses of approximately $2,776,000 and $443,000, respectively, and we had operating income of $1,000 for the quarter ended March 31, 1999.

     The report of the Company's auditors with respect to their examination of the Company's financial statements for the years ended December 31, 2000 and 1999 contains an explanatory paragraph relating to the preparation of the Company's financial statements on a "going concern" basis, and states that, the Company having suffered recurring losses from operations and having a working capital and net capital deficiency, there is raised a substantial doubt about the Company's ability to continue as a going concern. At December 31, 2000, our total current liabilities exceeded our total current assets by approximately $7,511,000. At December 31, 2000, we had an accumulated deficit of approximately $15,626,000 and a total stockholders' deficit of approximately $1,485,000. For the quarterly period ended March 31, 2001, our total current liabilities exceeded our total current assets by approximately $8,625,000. For the quarterly period ended March 31, 2001, we had an accumulated deficit of approximately $18,713,000 and a total stockholders' deficit of approximately $2,866,000. While our management has addressed the conditions which have left substantial doubt about our ability to continue as a going concern, there is no certainty that we will be successful in implementing any of the plans of management to restore us to profitability or to otherwise ensure that we will be able to continue as a going concern.

FLUCTUATIONS IN OUR QUARTERLY RESULTS OF OPERATIONS THAT RESULT FROM VARIOUS FACTORS INHERENT IN OUR BUSINESS MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL.

     Our revenue and results of operations have been volatile and may continue to fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are not in our control. These factors include prices that we charge for our voice, data, and Internet services, call volume and cost of operations. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be significantly lower than the estimates of public market analysts and investors. Such a discrepancy could cause the price of our common stock to decline significantly.

OUR PENDING LITIGATION COULD POTENTIALLY CAUSE THE COMPANY TO PAY SIGNIFICANT LEGAL FEES AND COULD RESULT IN SUBSTANTIAL COSTS AND A DIVERSION OF OUR MANAGEMENT'S ATTENTION AND RESOURCES IN CONNECTION WITH THE DEFENSE OF SUCH MATTERS.

     Our pending litigation, which is disclosed in our publicly available filings previously filed with the Securities and Exchange Commission, could potentially cause the Company to pay significant legal fees and could result in substantial costs and a diversion of our management's attention and resources in connection with the defense of such matters.

OUR STOCK BASED COMPENSATION POLICY MAY RESULT IN FUTURE OPERATING LOSSES DUE TO ACCOUNTING TREATMENT WE ARE REQUIRED TO ADOPT.

     As a result of the issuance by us of certain restricted shares to officers, directors, employees and consultants, which vest over time, we have recorded approximately $9,348,000 of deferred compensation as of December 31, 2000. As the number of restricted shares representing the deferred compensation vests in years 2001, 2002 and 2003, the amortization of the fair value of these restricted shares over their vesting periods, as calculated at the time of their issuance, will result in a charge to our consolidated statement of operations over their vesting periods, thereby increasing the amount of our operating expenses by the amount of such charge and resulting in an increase in the amount of our losses, if any, or decreasing the amount that would otherwise be reportable as earnings.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS FOR REASONS OVER WHICH WE HAVE LITTLE CONTROL.

     The stock market has, from time to time, experienced, and is likely to continue to experience, extreme price and volume fluctuations. Prices of securities of Internet-related companies have been especially volatile and have often fluctuated for reasons that are unrelated to the operating performance of the affected companies. The market price of shares of our common stock has fluctuated greatly since their inception of trading on the NASDAQ Small Cap Market and could continue to fluctuate due to a variety of factors. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

THERE IS NO ASSURANCE THAT WE WILL REMAIN LISTED ON AN ACTIVE TRADING MARKET WHICH COULD LIMIT THE LIQUIDITY OF OUR COMMON STOCK AND ADVERSELY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

     Although our common stock is quoted on the NASDAQ Small Cap Market, there can be no assurance that we will, in the future, be able to meet all the requirements for continued quotation thereon. In the absence of an active trading market or if our common stock cannot be traded on the NASDAQ Small Cap Market, our common stock could instead be traded on the Electronic Bulletin Board or in the Pink Sheets. In such event, the liquidity and stock price in the secondary market may be adversely affected. In addition, in the event our common stock was delisted, broker-dealers have certain regulatory burdens imposed upon them which may discourage broker-dealers from effecting transactions in our common stock, further limiting the liquidity of our common stock and adversely affecting your ability to sell our common stock.

SHAREHOLDERS MAY SUFFER DILUTION FROM THIS OFFERING AND FROM THE EXERCISE OF EXISTING OPTIONS, WARRANTS AND CONVERTIBLE NOTES; THE TERMS UPON WHICH WE WILL BE ABLE TO OBTAIN ADDITIONAL EQUITY CAPITAL COULD BE ADVERSELY AFFECTED.

     Our common stock may become diluted if warrants and options to purchase our common stock are exercised and if Crescent International converts our outstanding $2,000,000 convertible note into shares of our common stock. The conversion price of Crescent International's convertible note is the lower of $0.8645 and a price based on a formula determined at the time of conversion. We have limited rights to delay conversion for up to 180 days from the date triggering those rights if the conversion price determined by the formula is below $0.50 per share. At this price, conversion by Crescent International of its convertible note would result in the issuance of 4,000,000 shares. We are required to register for resale shares issued upon conversion of the convertible note to the extent they are not registered under the registration statement of which this prospectus is a part. As of June 8, 2001, the conversion price of the convertible note was $0.8460. Crescent International has informed us that it has no current intent to convert our convertible note into shares of our common stock and that any decision as to whether to convert in full or in part will be based on relevant facts, circumstances and market conditions existing at the time of the decision. We have no current plans to require Crescent International to purchase additional shares of our common stock but will continuously evaluate our capital needs and sources and, based on prevailing conditions, will decide whether to require Crescent International to purchase shares of our common stock.

     In addition to the dilution resulting from a conversion of our convertible note, we could be subject to further dilution upon exercise of a protective warrant issued to Crescent International. The number of shares of our common stock that can be purchased upon exercise of the protective warrant is equal to the number of shares of our common stock that is determined by subtracting the amount paid by Crescent International for its initial purchase of the Company's common stock, i.e. $250,000, divided by the purchase price, from an amount which is equal to $250,000 divided by the price of the common stock for the Company as computed on the effective date of the Company's registration statement. Under the terms of the Protective Warrant, if the price for the Company's common stock as computed on the effective date of the registration statement filed on behalf of Crescent International is higher than the purchase price for the Company's common stock, as computed on the date Crescent International purchased such shares, the Protective Warrant does not become exercisable.

     Irrespective of whether Crescent International exercises its warrants or converts its convertible note, our common stock is subject to further dilution upon the issuance of shares of our common stock to Crescent International that could occur if we require Crescent International to purchase additional shares of our common stock for up to $3,750,000. Under the terms of our securities purchase agreement with Crescent International, the number of shares to be purchased by Crescent International or to be obtained upon exercise of warrants or conversion of the convertible note held by Crescent International cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent International, would result in Crescent International owning more than 9.9% of our outstanding common stock at any given point of time. Our agreements with Crescent International obligate us to register any shares of our common stock that we require Crescent International to purchase. See "Recently Issued Securities" on page 12 for a more complete description of our agreements with Crescent International.

     These shares, as well as the eligibility for additional restricted shares to be sold in the future, either pursuant to future registrations under the Securities Act of 1933, as amended, or an exemption such as Rule 144 under the Securities Act of 1933, as amended, may have a dilutive effect on the market for the price of our common stock. The terms upon which we will be able to obtain additional equity capital could also be adversely affected. In addition, the sale of common stock offered by this prospectus, or merely the possibility that these sales could occur, could have an adverse effect on the market price of our common stock.

THE INABILITY TO OBTAIN NECESSARY ADDITIONAL CAPITAL IN THE FUTURE ON ACCEPTABLE TERMS COULD DELAY US FROM EXECUTING OUR BUSINESS PLAN OR PREVENT US FROM DOING SO ENTIRELY.

     We expect to need additional capital in the future to fund our operations, finance investments in equipment and corporate infrastructure, expand our network, increase the range of services we offer and respond to competitive pressures and perceived opportunities. Cash flow from operations, and cash on hand may not be sufficient to cover our operating expenses and capital investment needs. We cannot assure you that additional financing will be available on terms acceptable to us, if at all. A failure to obtain additional funding could prevent us from making expenditures that are needed to allow us to grow or maintain our operations. Increases in business can temporarily reduce the Company's working capital due to cash flow lags.

     If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. The failure to obtain additional financing when required could result in us being unable to grow as required to attain profitable operations.

WE MAY NEVER GENERATE SUFFICIENT REVENUE TO ATTAIN PROFITABILITY IF TELECOMMUNICATIONS CARRIERS AND OTHER COMMUNICATIONS SERVICE PROVIDERS ARE RELUCTANT TO USE OUR SERVICES, INCLUDING ANY NEW SERVICES, IN SUFFICIENT VOLUME.

     The growth of our business depends on carriers and other communications service providers generating an increased volume of international voice and fax traffic and selecting our network to carry at least some of this traffic. We cannot assure you that communications service providers and their end-user customers will be receptive to, and subscribe for, any unified communications services we are able to offer, or any other additional services we elect to deploy on our network. Any perceived problems with the reliability or functionality of any new services that we offer could discourage communications service providers from offering these services to their customers. In addition, the development of new services, such as unified communications, may require substantial capital expenditures to be made well in advance of generating any revenue from such services or demonstrating any market acceptance of such services. If carriers and communications service providers do not employ our network to offer any new services to their customers, or if their customers do not subscribe for the services when offered our ability to become profitable will be materially and adversely affected.

WE MAY FACE QUALITY AND CAPACITY PROBLEMS OVER OUR NETWORK DUE TO FAILURES BY THIRD PARTIES WHICH COULD HAVE THE EFFECT OF DELAYING OR PREVENTING OUR ABILITY TO BECOME PROFITABLE.

     Vendors. We rely upon third-party vendors to provide us with the equipment and software that we use to transfer and translate calls from traditional voice networks to the Internet, and vice versa. We cannot assure you that we will be able to continue purchasing such equipment and software from our current vendors on acceptable terms, if at all. If we become unable to purchase from our current vendors the equipment needed to maintain and expand our network as currently configured, we may not be able to maintain or expand our network to accommodate growth and we may consequently be unable to grow revenues sufficiently to become profitable.

     Parties that Maintain Phone and Data Lines. Our business model depends on the availability of the Internet to transmit voice and fax calls, and to provide other value-added services. Third parties maintain, and in many cases own, the traditional voice networks as well as data networks and other components that comprise the Internet. Some of these third parties are national telephone companies. They may increase their charges for using these lines at any time and decrease our profitability. They may also fail to properly maintain their lines and disrupt our ability to provide service to our customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of our ability to complete calls over the Internet could discourage our customers from using our network, which could have the effect of delaying or preventing our ability to become profitable.

     Local Communications Service Providers. We maintain relationships with local communications service providers in many countries, some of whom own the equipment that translates voice to data in that country. We rely upon these third parties to both provide lines over which we complete calls and to increase their capacity when necessary as the volume of our traffic increases. There is a risk that these third parties may be slow, or fail, to provide lines, which would affect our ability to complete calls to those destinations. We cannot assure you that we will be able to continue our relationships with these local service providers on acceptable terms, if at all. Because we rely upon entering into relationships with local service providers to expand into additional countries, we cannot assure you that we will be able to increase the number of countries to which we provide service. We also may not be able to enter into relationships with enough overseas local service providers to handle increases in the volume of calls that we receive from our customers. Finally, any technical difficulties that these providers suffer would affect our ability to transmit calls to the countries that those providers help serve.

     Strategic Relationships. We depend in part on our strategic relationships to expand our distribution channels and develop and market our services. In particular, we depend in large part on our joint marketing and product development efforts with in-country service providers to achieve market acceptance and brand recognition in certain markets. Our strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. In general, if we lose this key strategic relationship, or if we fail to develop new relationships in the future, we may fail to expand the scope and capacity of our network, and to maintain state-of-the-art technology.

WE MAY NOT BE ABLE TO SUCCEED IN THE INTENSELY COMPETITIVE MARKET FOR OUR SERVICES AND WE MAY LOSE CUSTOMERS OR FAIL TO GROW OUR BUSINESS AS A RESULT OF THIS COMPETITION.

     The market for Internet voice, fax and other value-added services is extremely competitive and will likely become more competitive. Internet protocol and Internet telephony service providers, such as IBasis, Inc. and ITXC Corp., route traffic to destinations worldwide and compete directly with us. Also, Internet telephony service providers, such as Net2Phone, that presently focus on retail customers may, in the future enter our market and compete with us. In addition, major telecommunications carriers, such as AT&T, Deutsche Telekom, MCI WorldCom and Qwest Communications, have all entered or announced plans to enter the Internet telephony market. Many of these companies are larger than we are and have substantially greater managerial and financial resources than we do. Intense competition in our markets can be expected to continue to put downward pressure on prices and adversely affect our profitability. We cannot assure you that we will be able to compete successfully against our competitors and we may lose customers or fail to grow our business as a result of this competition.

WE ARE SUBJECT TO DOWNWARD PRICING PRESSURES AND A CONTINUING NEED TO RENEGOTIATE OVERSEAS RATES WHICH COULD DELAY OR PREVENT OUR PROFITABILITY.

     As a result of numerous factors, including increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. This downward trend of prices to end-users has caused us to lower the prices we charge communications service providers for call completion on our network. If this downward pricing pressure continues, we cannot assure you that we will be able to offer Internet telephony services at costs lower than, or competitive with, the traditional voice network services with which we compete. Moreover, in order for us to lower our prices, we have to renegotiate rates with our overseas local service providers which complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to continue to offer services in a particular country. The continued downward pressure on prices and our failure to renegotiate favorable terms in a particular country could impair our ability to operate our network and delay or prevent our profitability.

A VARIETY OF RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS ESPECIALLY IN MEXICO AND LATIN AMERICA, COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     The Company's Latin American strategy is founded on the deregulation of countries in the region. This deregulation may not occur or could be delayed in each of the targeted countries. Inherent in the strategy of selecting highly profitable emerging markets to conduct business is that these markets attract other companies seeking deregulation, and may result in markets with increased competition. This increased competition may result in reduced profitability for the company.

     Because we provide substantially all of our services internationally, we are subject to additional risks related to operating in foreign countries. During the fiscal year ended December 31, 2000, a significant portion of our revenue was generated by delivering calls to Latin America, especially Mexico. Many countries in these geographic regions have experienced political and economic instability over the past decade. Repeated political or economic instability in countries to which we deliver substantial volumes of traffic could lead to difficulties in completing calls through our regional service providers or decreased call volume to such countries.

     Furthermore, many countries have not yet addressed Internet telephony in their legislation or regulations. Increased regulation of the Internet and/or Internet telephony providers, or the prohibition of Internet telephony in one or more countries, could limit our ability to provide our services or make them more expensive.

WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR NETWORK ADEQUATELY TO ACCOMMODATE FUTURE GROWTH AND WE COULD DEVELOP A NEGATIVE REPUTATION WITH OUR CUSTOMERS AND LOSE BUSINESS.

     Our business requires that we handle a large number of international calls simultaneously. As we expand our operations, we expect to handle significantly more calls. We will need to expand and upgrade our hardware and software to accommodate such increased traffic. If we do not expand and upgrade quickly enough, we will not have sufficient capacity to handle the traffic and our operating performance would suffer. Consequently, we could develop a negative reputation with our customers and lose business.

OUR REVENUE WOULD DECLINE SIGNIFICANTLY IF WE LOSE ONE OR MORE OF OUR MOST SIGNIFICANT CUSTOMERS WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR ABILITY TO ATTAIN PROFITABILITY.

     A significant portion of our revenues are concentrated among a few large customers. For the year ended December 31, 2000, our largest customer represented approximately $18.3 million or 23% of total revenue, while the next three largest customers represented approximately $42.8 million or 55% of total revenue. Our three largest customers represented 96% of total revenue for each of the years ended 1999 and 1998. For the quarterly periods ended March 31, 2001 and 2000, our three largest customers represented approximately 78% and 84.5%, respectively, of total revenues. The loss of any of the foregoing customers could have a significant adverse impact on our ability to attain profitability.

WE DEPEND ON OUR SENIOR MANAGEMENT, THE LOSS OF WHOM WOULD HAVE AN ADVERSE EFFECT ON US DUE TO DIVERSION OF OUR MANAGEMENT'S ATTENTION AND RESOURCES AS IT LOOKS FOR REPLACEMENTS OR ADDITIONAL EXECUTIVES.

     GlobalNet is presently dependent upon the executive abilities of its Chairman and Chief Executive Officer, Robert J. Donahue, its President, Daniel
M. Wickersham, and its other executive officers. Our business and operations to date chiefly have been implemented under the direction of these individuals, who presently are, and in the future will be, responsible for the implementation of our anticipated plans and programs. While we have entered into employment agreements with our principal executive officers, the loss or unavailability of the services of one or more of our principal executives could have an adverse effect on us due to diversion of our management's attention and resources as it looks for replacements or additional executives. Given our present financial condition, we may encounter difficulty in our ability to recruit and ultimately hire any replacement or additional executive officers having similar background, experience and qualifications as those of our current executive officers.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH COULD LIMIT OUR ABILITY TO PROVIDE OUR SERVICES OR MAKE THEM MORE EXPENSIVE.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress is dissatisfied with the conclusions of the FCC and the FCC could impose greater or lesser regulation on our industry. The FCC is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those that, unlike us, provide Internet telephony services to end-users located within the United States.

     Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. We cannot assure you that government agencies will not increasingly regulate Internet-related services. Increased regulation of the Internet may slow its growth. This regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect our ability to attain or maintain profitability.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby on Form S-3. This prospectus is a part of that registration statement. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

     In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following location of the SEC:

                                Public Reference
                                    Section
                                   Room 1024
                             450 Fifth Street, N.W.
                                Judiciary Plaza
                             Washington D.C. 20549

     The SEC maintains an Internet World Wide Web site (http://www.sec.gov) that contains our reports, proxy statements and other information about us and other companies who file electronically with the SEC.

           OUR COMMON STOCK IS TRADED ON THE NASDAQ SMALL CAP MARKET

     The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. Some of these filings have been amended by later filings, which are also listed.

              SEC FILINGS                            DESCRIPTION OR PERIOD/AS OF
              -----------                            ---------------------------
Annual Report on Form 10-K                 Year ended December 31, 2000 (filed with the
                                           Commission on April 16, 2001)
Annual Report on Form 10-K/A-1             Year ended December 31, 2000 (filed with the
                                           Commission on June 13, 2001)
Quarterly Report on Form 10-Q              Period ended March 31, 2001 (filed with the
                                           Commission on May 17, 2001)
Quarterly Report on Form 10-Q/A            Period ended March 31, 2001 (filed with the
                                           Commission on June 13, 2001)
Current Report on Form 8-K                 Dated April 4, 2001 relating to resignation of
                                           Director (filed with the Commission on April 9,
                                           2001)
Current Report on Form 8-K                 Dated April 9, 2001 relating to private equity
                                           financing with Crescent International, Ltd.
                                           (filed with the Commission on April 13, 2001)
Current Report on Form 8-K                 Dated June 11, 2001, relating to resignation of
                                           Director (filed with the Commission on June 12,
                                           2001)

     We incorporate by reference additional documents that we may file with the SEC after the date of this document. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference into this document from us, or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document.

     You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following addresses:

                                GLOBALNET, INC.
                    1919 SOUTH HIGHLAND AVENUE, SUITE 125-D
                            LOMBARD, ILLINOIS 60148
                            ATTN: INVESTOR RELATIONS
                                 (630) 652-1300

     If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     We have not authorized anyone to give any information or make any representation about us that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

     The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our respective businesses or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "plan," "intend," "should," "seek," "will," and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management. However, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

     - our success or failure to implement our business strategies; and

     - other factors discussed under the heading "Risk Factors;" and

     - elsewhere in this prospectus.

     We assume no obligation to update any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors" on page 5. You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                           RECENTLY ISSUED SECURITIES

     The prices at which we sold our common stock in the transactions discussed below and the exercise prices for the warrants issued by us, were each a function of the market price for our common stock at or about the time each transaction was consummated and arms length negotiations with the respective purchaser or warrant holder, as the case may be. This principally accounts for the price variations in each applicable transaction. In the case of the Crescent Private Placement discussed below, all per share prices, warrant prices and conversion prices were the result of arms length negotiations and based solely upon negotiated formulae related to current market prices and trading volumes for fixed periods of time preceding the sale.

MARCH 2001 PRIVATE PLACEMENT

     We offered up to 5,350,000 shares of our common stock for a purchase price of $1.00 per share, of which 700,000 shares were purchased pursuant to a subscription agreement in which each of the two purchasers confirmed and represented its respective accredited investor status. In addition to their respective representations and warranties as to their organization and capital structure, the Company agreed to file an additional listing application with the NASDAQ Small Cap Market.

     On March 21, 2001, the Company completed the private placement transaction described above pursuant to which:

     - we sold and Crescent International purchased 500,000 shares of our common stock on February 19, 2001, and

     - we sold and Roberto Garza purchased 200,000 shares of our common stock on March 21, 2001 in each such instance, for $1.00 per share. The Company received net proceeds at the closing in the amount of $615,000, after deducting offering costs of $85,000.

     As a fee in connection with the transaction with Crescent International and Roberto Garza described above, we issued warrants to J.P. Carey Securities to purchase up to 65,000 shares of our common stock, with an exercise price of $1.20 per share. The warrants were issued pursuant to an agreement with J.P. Carey Securities.

     As a fee in connection with the transaction with Crescent International and Roberto Garza described above, we also issued warrants to Avondale Capital Partners to purchase up to 10,000 shares of our common stock, having an exercise price of $1.20 per share. The warrants were issued pursuant to an agreement with Avondale Capital Partners.

     We are required to register the shares issued and issuable in connection with the foregoing through the registration statement of which this prospectus is a part and subsequent registration statements.

LADENBURG THALMANN

     On March 15, 2001, the Company entered into a non-exclusive financial advisor agreement with Ladenburg Thalmann pursuant to which, in exchange for the performance of various financial advisory services, we agreed to pay Ladenburg Thalmann cash consideration in the amount of $75,000 and warrants to purchase 200,000 shares of our common stock, having an exercise price of $1.00 per share. The term of the agreement expires on March 15, 2002.

     In furtherance of the transaction, GlobalNet is required to file a registration statement of which this prospectus is a part on behalf of Ladenburg Thalmann with respect to warrant shares issuable pursuant to the warrants issued to Ladenburg Thalmann.

CRESCENT PRIVATE PLACEMENT

     On April 9, 2001, we entered into a securities purchase agreement with Crescent International pursuant to which we sold, and Crescent International purchased, a $2,000,000 convertible note due April 9, 2004. Crescent International also agreed to purchase, from time to time through April 9, 2002, up to $4,000,000 worth of the our common stock; the number of shares and purchase price to be determined based upon trading volumes for our common stock and the market prices for our common stock for the 22 trading day period prior to the time a sale is to be made. At the closing, Crescent International made an initial purchase of 365,428 shares of our common stock for an aggregate of $250,000. Under the terms of the securities purchase agreement, we may sell up to an additional $3,750,000 of our common stock to Crescent International at the prices and subject to the limitations as to the amount as provided for in the securities purchase agreement. The securities purchase agreement contains "anti-shorting" provisions that prohibit Crescent International from directly or indirectly engaging in short sales of the shares purchased, the note conversion shares and the warrant shares issued pursuant to warrants granted to Crescent International.

     GlobalNet received net proceeds at the closing in the amount of $2,140,976, after deducting certain fees to be paid to GreenLight (Switzerland) S.A., the investor representative of Crescent International; Crescent International's due diligence expenses; and a portion of Crescent International's counsel fees. We also paid a finder's fee of $157,500 and issued warrants to purchase 288,333 shares to J.P. Carey Securities, Inc. in connection with the transaction. Additionally, we issued warrants to purchase 45,000 shares to Avondale Capital Partners as a fee in connection with the transaction.

  The Convertible Note Issued to Crescent International

     At the closing, GlobalNet issued and delivered its convertible note payable to the order of Crescent International in the amount of $2,000,000 and due April 9, 2004. The note does not bear interest unless we are in default in delivering conversion shares to Crescent International, or fail to pay the principal of the note when due, in which case the note will bear interest at a fixed rate of 8% per annum calculated from April 9, 2001.

     GlobalNet retains the right to redeem the note at certain times and under certain circumstances at redemption prices ranging from 112.5% to 140% of the principal amount of the convertible note being redeemed, depending upon the time when any notice of redemption is given. Additionally, we can force the conversion of the note into shares of our common stock if we meet each of the following requirements:

     - the shares of our common stock issuable upon conversion of the convertible note may be sold by Crescent International without registration and without any time, volume or manner limitations pursuant to Rule 144 (or any similar provision then in effect) under the Securities Act of 1933;

     - the bid price for each of the 22 trading days immediately preceding the date notice of a required conversion is delivered by the Company to Crescent International is at least $2.268;

     - unless otherwise agreed to in writing by Crescent International, the number of shares of our common stock issuable upon such required conversion of the convertible note is less than twice the average of the daily trading volumes during the 22 trading day period immediately preceding the date notice of a required conversion is delivered by the Company to Crescent International; and

     - at least 22 trading days have elapsed since a conversion date relating to a prior conversion required by the Company.

     The holder of the note may convert the note in whole or in part at a conversion price equal to the lower of $0.8645 and 94% of the average of the lowest three consecutive bid prices for our common stock for the 22 trading day period preceding a conversion date. The conversion price and the number of note conversion shares is subject to certain standard anti-dilution adjustments including reclassification, consolidation, merger or mandatory share exchange; subdivision or combination of shares; stock dividends; and the issuance of additional capital shares by us at prices less than the conversion price.

     Notwithstanding the determination of the conversion price of the convertible note as discussed above, the convertible note, by its terms, provides that we have the right to reject any conversion if the average bid price of our common stock during the seven trading days preceding the delivery date of Crescent International's conversion notice is less than $0.50 per share. This right expires 120 days after it is first exercised by us. Based upon this provision, the maximum number of shares of our common stock that we may be required to issue upon conversion of the convertible note would be 4 million shares; with such number of shares being reduced dependent upon, among other things, the market price for our common stock being above $0.50 per share.

     In furtherance of the transaction, GlobalNet entered into a registration rights agreement, whereby it is required to file a registration statement, of which this prospectus is a part, on behalf of Crescent International with respect to the shares purchased by it, the note conversion shares, and warrant shares issuable pursuant to warrants issued to Crescent International. Similar registration statements are to be filed for each subsequent purchase of securities made by Crescent International. The failure of GlobalNet to obtain the effectiveness of its registration statements as required under the registration rights agreement may subject it to certain financial penalties.

  Warrants Issued to Crescent International

     Incentive Warrant

     In further consideration for Crescent International entering into the securities purchase agreement, GlobalNet issued an incentive warrant to Crescent International representing the right to purchase 877,026 shares of the its common stock at $1.0221 per share (150% of the price at which Crescent International purchased its initial shares). The incentive warrant is exercisable for a five-year period commencing April 9, 2001, and provides for adjustment in the price and number of warrant shares

     - if the Company, at any time while the incentive warrant is unexpired and not exercised in full, consummates a reclassification, consolidation, merger or mandatory share exchange, sale, transfer or lease of assets of the Company;

     - if the Company, at any time while the incentive warrant is unexpired and not exercised in full, shall subdivide its common stock, combine its common stock, pay a dividend in its capital shares, or make any other distribution of its capital shares; and

     - if the Company, at any time while this incentive warrant is unexpired and not exercised in full, makes a distribution of its assets or evidences of indebtedness to the holders of its capital shares as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets, or any spin-off of any of the Company's lines of business, divisions or subsidiaries.

Upon each adjustment of the exercise price, the number of shares of our common stock issuable in connection with the incentive warrant at the option of Crescent International shall be calculated, to the nearest one hundredth of a whole share, multiplying the number of shares of our common stock issuable prior to an adjustment by a fraction:

     - the numerator of which shall be the exercise price before any adjustment; and

     - the denominator of which shall be the exercise price after such adjustment.

     In addition, Crescent International may not exercise its warrant if, at the time of exercise, the number of shares that it would receive, together with all other shares of the Company's common stock which it beneficially owns, would result in Crescent International owning more than 9.9% of the Company's common stock as would be outstanding on the exercise date.

     Protective Warrant

     The Company also issued a protective warrant to Crescent International which only becomes exercisable on the effective date of the registration statement, of which this prospectus is a part, which the Company is obligated to file relating to the initial shares purchased by Crescent International, and then only if the price for the Company's common stock on such effective date is lower than the price for the Company's common stock that Crescent International paid on the date of Crescent International's initial purchase. In such case, the protective warrant only becomes exercisable to purchase a number of shares determined by subtracting the amount paid by Crescent International for its initial purchase of the Company's common stock, i.e. $250,000, divided by the purchase price, from an amount which is equal to $250,000 divided by the price of the common stock for the Company as computed on the effective date of the Company's registration statement. Under the terms of the protective warrant, if the price for the Company's common stock as computed on the effective date of the registration statement filed on behalf of Crescent International is higher than the purchase price for the Company's common stock, as computed on the date Crescent International purchased such shares, the protective warrant does not become exercisable.

     The following table if for illustrative purposes only and sets forth the number of shares of our common stock issuable to Crescent International at various trading prices for our common stock. Such number of shares is, however, subject to the 9.9% limitation whereby Crescent International may not exercise its warrant if, at the time of exercise, the number of shares that it would receive, together with all other shares of the Company's common stock which it beneficially owns, would result in Crescent International owning more than 9.9% of the Company's common stock as would be outstanding on the exercise date.

                                                      NUMBER OF SHARES ISSUABLE UPON
STOCK PRICE                                         EXERCISE OF THE PROTECTIVE WARRANT
-----------                                         ----------------------------------
Greater than or equal to $0.6840..................                     0
$0.60.............................................                51,239
$0.50.............................................               134,572

LIQUIDATED DAMAGES

     Pursuant to our registration rights agreement with Crescent International, we are required to pay Crescent International liquidated damages if we fail to obtain the effectiveness of any registration statement, including any future registration statement, required under our registration rights agreement, or to maintain its effectiveness for the period required under our registration rights agreement. If we fail to obtain the effectiveness of any registration statement for which effectiveness is required under our registration rights agreement, we are required under the registration rights agreement to pay to Crescent International an amount equal to 2% of the aggregate purchase price paid by Crescent International for securities that are registered for resale, or required to be registered for resale, by Crescent International as described in this prospectus, for each calendar month and for each portion of a calendar month, pro rata, during the period from the effective date of the applicable registration statement to the effective date of the applicable deficit shares registration statement.

     We will also be liable for liquidated damages similarly computed if we fail to keep any required registration statement effective for a period of time ending 180 days after the termination of Crescent International's obligation to purchase shares of our common stock, plus one day for each day that we have failed to obtain or maintain effectiveness of the registration statement.

RIGHT OF FIRST REFUSAL

     Crescent International has been granted a right of first refusal for any or all shares in a proposed sale by us of our securities in a private placement transaction exempt from registration under the Securities Act of 1933, as amended, until 60 days after the date the securities purchase agreement between Crescent International and us is terminated. Such right of first refusal shall be held open to Crescent International for five trading days from the date of the proposed offer to sell the securities.

10% LIMITATION WITH RESPECT TO CRESCENT INTERNATIONAL

     Under the terms of our securities purchase agreement with Crescent International, the number of shares to be purchased by Crescent International or to be obtained upon exercise of warrants or conversion of the convertible note held by Crescent International cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent International, would result in Crescent International owning more than 9.9% of our outstanding common stock at any given point of time.

                    MARKET PRICES OF GLOBALNET COMMON STOCK

     Our common stock is listed and traded on the NASDAQ Small Cap Market. For the period January 1999 through May 2000 (the pre-reverse merger period), shares of the Company traded on the Over the Counter Bulletin Board as Rich Earth, Inc., a publicly traded shell company. There are no available historical quotations for Rich Earth common stock during the pre-reverse merger period. As a result of the reverse merger between Rich Earth and GlobalNet International, Inc., shares of the Company continued to trade on the Over the Counter Bulletin Board, but under the GlobalNet name, from May 2000 through November 2000. On November 24, 2000, our common stock commenced trading on the NASDAQ Small Cap Market. The following table sets forth the high and low closing bid quotations per share on the Over the Counter Bulletin Board or NASDAQ Small Cap Market, as the case may be, based upon information supplied by The Wall Street Journal.

                                                                MARKET PRICE
                                                              ----------------
PERIOD                                                         HIGH      LOW
------                                                        ------    ------
2000:
  Second Quarter............................................  $26.88    $17.25
  Third Quarter.............................................   25.50     15.25
  Fourth Quarter............................................   14.75      0.63
                                                              ------    ------
2001:
  First Quarter.............................................  $ 2.77    $ 0.78
  Second Quarter (through June 8, 2001).....................    1.29      0.72

     On June 8, 2001, the last reported sale price of GlobalNet common stock on the NASDAQ Small Cap Market was $0.93.

                  USE OF PROCEEDS AND EXPENSES OF THE OFFERING

     We will not receive any of the proceeds from the sale of the shares offered by the selling securityholders. We will receive a maximum of approximately $1,193,983 from the exercise of all of the warrants, assuming all of the warrants are exercised for cash and in full, of which there can be no assurance. Our convertible note in the principal amount of $2 million is due on April 9, 2004. To the extent that Crescent International may, from time to time, convert our convertible note purchased by it into shares of our common stock, the principal amount of the convertible note will be reduced by the amount of the convertible note so converted, and we thus will be relieved of our debt repayment obligations under the convertible note. Any proceeds received by us in connection with the exercise of the warrants will be used for working capital and general corporate purposes. With the exception of any brokerage fees and commission which are the obligation of the selling securityholders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $118,695.32, inclusive of our legal and accounting fees, printing costs, "blue sky," filing and other miscellaneous fees and expenses.

                            SELLING SECURITYHOLDERS

     The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests. In the event that any selling securityholder enters into a transaction with a pledgee, donee, assignee, transferee, or successor, we will amend or supplement this prospectus to specifically name such individual as a "selling securityholder."

     Crescent International, a selling securityholder, acquired or may acquire the shares of our common stock being registered for resale by Crescent International by the registration statement of which this prospectus is a part:

     - through our issuance of 865,428 shares of our common stock to Crescent International in two private placement transactions on February 19, 2001 and April 9, 2001; respectively,

     - upon exercise of warrants issued in the April 9, 2001 private placement; and

     - upon conversion of the outstanding $2,000,000 convertible note issued to and purchased by Crescent International.

     Crescent International has informed us that Mel Craw and Maxi Brezzi, respectively Managing Director and Director of Crescent International's investment advisor, GreenLight (Switzerland) S.A., have voting and investment control over our securities held by Crescent International. On April 17, 2001, Crescent International and its investment advisor filed a Form 13-G disclosing voting and investment control over such securities. Crescent International has the right to assign its obligation to purchase shares of our common stock to affiliates of Crescent International; however, Crescent International has informed us that it has no current or future plans to assign its obligations.

     We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling securityholders set forth in the table below in order to permit the selling securityholders to sell these shares from time to time as described in "Plan of Distribution" on page 22.

     We cannot determine the actual number of shares of our common stock that we will issue, because of the variables discussed in this prospectus. Shares of our common stock sold to Crescent International will not be freely tradeable by Crescent International until they are registered under applicable securities laws or an exemption from such registration is available. However, we are required to register for resale all shares of our common stock issued or issuable to Crescent International in connection with the securities purchase agreement dated April 9, 2001.

     The table below sets forth the name of each selling securityholder, the number of shares being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by each of the selling securityholders as of June 8, 2001. None of the selling securityholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the shares or other securities of the Company as described in this prospectus. The shares offered by this prospectus may be offered from time to time by the selling securityholders. The percent of beneficial ownership for each securityholder is based on 32,230,878 shares of common stock outstanding as of June 8, 2001. The selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, some or all of their common stock since the date as of which the information in the table is presented. The selling securityholders and we are not making any representation that any shares covered by this prospectus will or will not be offered for resale. The selling securityholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

     Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of our common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                                                                   BENEFICIAL OWNERSHIP
                                           NUMBER OF SHARES                           AFTER OFFERING
                                           OF COMMON STOCK     NUMBER OF SHARES    --------------------
                                             BENEFICIALLY      OF COMMON STOCK      NUMBER
SELLING SECURITYHOLDER                         OWNED(1)           TO BE SOLD       OF SHARES    PERCENT
----------------------                     ----------------    ----------------    ---------    -------
Crescent International, Ltd.(2)..........     6,500,000           6,500,000              --        *
Roberto Garza(3).........................       200,000             200,000              --        *
J.P. Carey Securities, Inc.(4)...........       353,333              65,000         288,333        *
Avondale Capital Partners(5).............        55,000              10,000          45,000        *
Ladenburg Thalmann & Co.(6)..............       200,000             200,000              --        *
          Total Common Stock.............     7,308,333           6,975,000         333,333        *

---------------
 *  Less than one percent (1%).

(1) The figures for the number of shares and the percentage of shares beneficially owned by the selling Securityholders after the offering are based on the assumption that all of the selling securityholders will sell all of the shares registered for sale hereby. Because the selling securityholders may offer all, some or none of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares that will be held by the selling securityholders after completion of the sale of shares hereunder. See "Plan of Distribution" on page 22.

(2) The number of shares being offered in this prospectus represent the good faith estimate of the maximum number of shares being registered for re-sale in connection with the shares issued to Crescent International in our private placements of shares of our common stock which were consummated on February 19, 2001 and April 9, 2001, respectively. The shares of our common stock being offered on behalf of Crescent International consist of:

        - 865,428 shares of common stock previously issued to and purchased by Crescent International, consisting of:

           - 500,000 shares of our common stock issued to and purchased by Crescent International on February 19, 2001 pursuant to a subscription agreement between us and Crescent International, and

           - 365,428 shares of our common stock issued to and purchased by Crescent International on April 9, 2001 pursuant to a securities purchase agreement between us and Crescent International.

        - up to 4,000,000 shares of our common stock issuable to Crescent International upon conversion of our convertible note issued to Crescent International on April 9, 2001 pursuant to a securities purchase agreement, assuming a minimum conversion price of $0.50 per share;

           - Crescent International may convert the note in whole or in part at a conversion price equal to the lower of $0.8645 and 94% of the average of the lowest three consecutive bid prices for our common stock for the 22 trading day period preceding a conversion date.

        - 877,026 shares of our common stock issuable upon exercise of an incentive warrant, exercisable at $1.0221 per share, issued to Crescent International on April 9, 2001; and

        - up to 757,546 shares of our common stock issuable upon exercise of a protective warrant (which is exercisable only if the per share price of our common stock on the date the registration statement of which this prospectus is a part becomes effective is lower than $0.6841) issued to Crescent International.

     For purposes of estimating the number of shares of common stock to be included in this prospectus, we have calculated the number of shares of common stock sold to Crescent International in connection with private placements which were completed on February 19, 2001 and April 9, 2001, as such number may be adjusted upon the occurrence of dilutive events in accordance with Rule 416 under the Securities Act of 1933, as amended.

(3) The number of shares being offered in this prospectus represent the maximum number of shares registered for resale in connection with the shares issued to and purchased by Roberto Garza in our private placement of shares of our common stock completed on March 21, 2001, as such number may be adjusted upon the occurrence of dilutive events in accordance with Rule 416 under the Securities Act of 1933, as amended.

(4) The number of shares being offered in this prospectus represent the maximum number of shares to be issued to J.P. Carey Securities in connection with its exercise of outstanding warrants having an exercise price of $1.20 per share. For purposes of estimating the number of shares of common stock to be included in this prospectus, we have calculated the number of shares of our common stock issuable to J.P. Carey Securities in connection with its exercise of the warrants having an exercise price of $1.20 per share, as such number may be adjusted upon the occurrence of dilutive events in accordance with Rule 416 under the Securities Act of 1933, as amended. J.P. Carey Securities holds a warrant to purchase 288,333 additional shares of our common stock; such shares issuable upon exercise of such warrant are not being registered for resale in the registration statement of which this prospectus is a part.

(5) The number of shares being offered in this prospectus represent the maximum number of shares to be issued to Avondale Capital Partners in connection with its exercise of outstanding warrants having an exercise price of $1.20 per share. For purposes of estimating the number of shares of common stock to be included in this prospectus, we have calculated the number of shares of our common stock issuable to Avondale Capital Partners in connection with its exercise of the warrants having an exercise price of $1.20 per share, as such number may be adjusted upon the occurrence of dilutive events in accordance with Rule 416 under the Securities Act of 1933, as amended. Avondale Capital Partners holds a warrant to purchase 45,000 additional shares of our common stock; such shares issuable upon exercise of such warrant are not being registered for resale in the registration statement of which this prospectus is a part.

(6) The number of shares being offered in this prospectus represent the maximum number of shares to be issued to Ladenburg Thalmann in connection with its exercise of outstanding warrants having an exercise price of $1.00 per share. For purposes of estimating the number of shares of common stock to be included in this prospectus, we have calculated the number of shares of our common stock issuable to Ladenburg Thalmann in connection with its exercise of the warrants having an exercise price of $1.00 per share, as such number may be adjusted upon the occurrence of dilutive events in accordance with Rule 416 under the Securities Act of 1933, as amended. Ladenburg Thalmann is a "market maker" in securities of GlobalNet. As such, Ladenburg Thalmann has clients whose accounts may from time to time hold shares of our common stock. For purposes of this prospectus, any references to beneficial ownership percentages specifically do not include the accounts of any such clients of Ladenburg Thalmann or shares of our common stock which Ladenburg Thalmann may hold in its trading account.

     Crescent International has informed us that it has no immediate plans to sell shares of our common stock, but will evaluate market conditions, and any decision as to whether to sell shares of our common stock, and how many shares Crescent International may sell, will be based upon relevant facts, circumstances and market conditions existing at the time of the decision.

     None of the other selling securityholders have informed us of their current plans with respect to the disposition of shares of our common stock that they currently own and which are covered by this prospectus.

MAXIMUM NUMBER OF SHARES ISSUABLE TO CRESCENT INTERNATIONAL

     Under the terms of our securities purchase agreement with Crescent International, the number of shares to be purchased by Crescent International or to be obtained upon exercise of warrants or conversion of the convertible note held by Crescent International cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent International, would result in Crescent International owning more than 9.9% of our outstanding common stock at any given point of time.

SELLING SECURITYHOLDERS WHO ARE REGISTERED BROKER-DEALERS

     J.P. Carey Securities and Ladenburg Thalmann each are registered broker dealers and, with respect to the shares of our common stock which they may sell pursuant to this prospectus, each may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended.

                     DESCRIPTION OF GLOBALNET COMMON STOCK

     The following summary of our common stock is subject in all respects to applicable Nevada law, our amended articles of incorporation and our by-laws. See "Where You Can Find More Information" on page 11.

GENERAL

     As of June 8, 2001, the authorized capital stock of GlobalNet, Inc. was 100,000,000 shares. Those shares consisted solely of common stock, par value of $.001 per share, of which 32,230,878 shares were outstanding. Our shares of common stock, when issued in accordance with the various warrants or upon conversion of the convertible note, will be validly issued and outstanding and will be fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR

     Stocktrans Inc., 44 West Lancaster Avenue, Ardmore, PA 19003 is the transfer agent and registrar of our common stock.

BOARD OF DIRECTORS

     Our amended articles of incorporation and our by-laws provide that the total number of directors will be not less than one and no more than fifteen as determined by our board from time to time. Our board has established the total number of directors as eleven. On April 4, 2001, Myron Gushlak tendered his resignation from the board thereby leaving a vacancy on the board. At this time, the Company has no immediate plans to fill Mr. Gushlak's vacant Board seat. All directors are elected at each annual meeting of shareholders to serve until the next annual meeting. Our amended articles of incorporation and by-laws do not provide for cumulative voting in the election of directors.

DIVIDENDS

     We have never declared or paid any cash dividends on our common stock. We presently intend to retain all future earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

NEVADA ANTI-TAKEOVER LAWS

     We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in control or management of us.

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

     - any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder,

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,
       (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,

     - any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation,

     - the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder,"

     - certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or

     - the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of the shares that caused the interested stockholder to become an interested stockholder was approved by the board of directors before the interested stockholder acquired those shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Company's articles of incorporation are met and either

     - (i) the board of directors of the corporation approves, prior to the person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became one or

     - the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

     The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our articles of incorporation do not exclude us from the restrictions imposed by the above provisions.

     Nevada's "Control Share Acquisition Statute," Sections 78.378 through
78.3793 of the Nevada Revised Statutes, prohibits an acquirer, in particular circumstances, from exercising voting rights of shares of a target corporation's stock after crossing specific threshold ownership percentages, except those voting rights that are granted by the target corporation's stockholders.

SECURITIES AND EXCHANGE COMMISSION ON INDEMNIFICATION

     Our by-laws provide for a broad right for indemnification for any person who is or was involved in any manner in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that the person had agreed to become a director, officer, employee, or agent of our company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against liabilities arising under the Securities Act of 1933 (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the submitted issue.

VOTING RIGHTS

     Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive or cumulative voting rights.

                              PLAN OF DISTRIBUTION

     The shares being offered by the selling securityholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions, on the NASDAQ Small Cap Market or on such other market on which the common stock may from time to time be trading:

     - in privately-negotiated transactions;

     - through the writing of options on the shares; or

     - any combination thereof.

     The sale price to the public may be:

     - the market price prevailing at the time of sale;

     - a price related to such prevailing market price;

     - at negotiated prices; or

     - such other price as the selling securityholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The selling securityholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     Crescent International has informed us that its current intention is that, if and when it disposes of the common stock it has received and may receive upon exercise of the warrants, on conversion of the convertible note, and pursuant to the securities purchase agreement, it will dispose of such common stock in open market transactions through a U.S. registered broker-dealer. We have been advised by Crescent International that it has not, at this time, entered into any agreement or understanding with a registered broker-dealer for such purposes.

     The selling securityholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling securityholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling securityholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling securityholders. The selling securityholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

     Crescent International is contractually restricted from engaging in short sales of our common stock and has informed us that it does not intend to engage in short sales and other stabilizations activities.

     The selling securityholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling securityholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     J.P. Carey Securities and Ladenburg Thalmann are registered broker-dealers and may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. In this case, any commissions received by these broker-dealers and any profit on the resale of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     Ladenburg Thalmann is a market maker of the Company's common stock. Under certain circumstances, applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M may preclude Ladenburg Thalmann from making a market in any of the Company's securities for up to nine days prior to the sale of the shares by Ladenburg Thalmann pursuant to this prospectus and continuing until it has completed the distribution of securities. The cessation of market making activities by Ladenburg Thalmann may have a material adverse effect on the market, including price, for our common stock.

     We have agreed to indemnify the selling securityholders in connection with the private placements completed on March 21, 2001 and April 9, 2001, respectively, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling securityholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

     We will pay all expenses associated with filing and maintaining the effectiveness of this registration statement. With the exception of any brokerage fees and commission which are the obligation of the selling securityholders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $118,695.32, inclusive of our legal and accounting fees, printing costs, "blue sky," filing and other miscellaneous fees and expenses.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of our common stock will be passed upon for us by Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166.

                                    EXPERTS

     The GlobalNet, Inc. consolidated financial statements included in the December 31, 2000 Annual Report on Form 10-K/A-1 of GlobalNet, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 2000 consolidated financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and working capital and net capital deficiencies raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,975,000 SHARES

                                GLOBALNET, INC.

                                  COMMON STOCK

                          (PAR VALUE $.001 PER SHARE)

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                  JULY 9, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------